

January 10, 2024

Raluca Dinu
Chief Executive Officer
GigCapital5, Inc.
1731 Embarcadero Rd., Suite 200
Palo Alto, CA 94303

> **Re: GigCapital5, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-4**
> **Filed December 29, 2023**
> **File No. 333-269760**

Dear Raluca Dinu:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 15, 2023 letter.

Amendment No. 6 to Form S-4 filed on December 29, 2023

Unaudited Pro Forma Financial Statements, page 157

1. We note your response to prior comment 2 as well as your enhanced disclosures related to Scenarios 4 and 8 on page 148. While we note that the parties, in their discretion, may waive the net tangible assets closing condition pursuant to the terms of the BCA, please address how you will address Sections 9.1(a) and (e) of your Charter which also includes the $5,000,001 net tangible asset requirement.

2. We note your response to the second bullet point of prior comment 3, which indicates that for purposes of the pro forma financial statements, the Company has prepared them with the assumption that shares are being acquired under the Stock Subscription Agreement. In order to present the range of possible results, please address the impact to your pro forma financial statements if you assume the parties are going to hold their shares under the November 2023 Non-Redemption Agreements. Refer to Rule 11-02(a)(10) of Regulation

S-X.

3.   We note your response to the second bullet of prior comment 4 as well as the revisions made to footnote 6 to the tabular presentation of the pro forma shares of the combined Company. For clarity and transparency, please expand your tabular presentation to separately present the material transactions which result in the issuance of QT Imaging Common Stock from the original former holders of QT Equity Securities.

4.   With reference to Note B4, please reconcile the number of converted shares of the combined company, including the "Early Investor Consideration Shares" to the conversion of QT Imaging Convertible Notes (footnotes 5 and 6) in your tabular presentation of the pro forma shares of the combined company on page 153 and 154.

5.   We note your response to prior comment 8 as well as your expanded disclosures on page 174. You indicate that QT Imaging will recognize the issuance of the QT Imaging Common Stock as general & administrative expense in accordance with ASC 718-10. Please quantify such expense and address the need to reflect that expense in your pro forma financial statements.

6.   We note your response and revisions made in response to prior comment 11. As previously requested, with reference to the terms of the Yorkville financing agreement, please explain how you are accounting for the 1,000,000 share of QTH Holdings to be issued upon completion of the Business Combination.

7.   We note your response to prior comment 12 and your revised disclosures on page 178. For transparency and clarity, please separately quantify the impact that the Stock Subscription Agreements, Yorkville Financing, September and November Non-Redemption Agreements, and any other recent financings had on your pro forma weighted average share calculation as well as your outstanding or potential shares of the Combined Company common stock equivalents that were excluded from the computation of pro forma diluted loss per share.

8.   We note your response to comment 13. Please clarify whether or not $1 million Bridge Loan entered in November 2023 is included in your Note B4 referenced $3,500,000 Stock Subscriptions Agreements. Also as previously requested, address how the Working Capital Note that was amended on October 26, 2023 to increase the principal amount to $705,000 is reflected in your pro forma financial statements

Please contact Christie Wong at 202-551-3684 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jeffrey C. Selman, Esq.